Exhibit 99.1

PREMIER ROYALTY ANNOUNCES DATE OF ANNUAL GENERAL MEETING
AND INTENT TO TERMINATE SEC REPORTING OBLIGATIONS

THUNDER BAY, ON, March 27, 2013 – PREMIER ROYALTY INC. (NSR:TSX) (“Premier Royalty” or the “Company”) announced today that it will hold its Annual General Meeting of Shareholders at 11:00 a.m. (EDT) on Tuesday, May 14, 2013 at the Toronto Board of Trade, 77 Adelaide Street West, Toronto, Ontario. The record date for determining shareholders entitled to receive notice of and vote at the Annual General Meeting is April 10, 2013.

The Company also announced today that it intends to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate the registration of its common shares (“Common Shares”) under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate its reporting obligations under Section 13(a) of the Exchange Act. The Company anticipates filing the Form 15F with the SEC on or about March 27, 2013. Upon filing the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate 90 days after the filing, barring any objections from the SEC.

The Company's common shares have been registered under the Exchange Act since late 2010. The Company has decided to terminate its Exchange Act registration in order to reduce the administrative workload and costs associated with meeting specific SEC reporting requirements, particularly with respect to the requirements of the United States Sarbanes-Oxley Act of 2002, which are in addition to the Company’s reporting obligations under Canadian law. The Company believes these costs outweigh the benefits derived from the Company’s registration with the SEC at this time.

The Common Shares will continue to be listed and trade on the Toronto Stock Exchange (the “TSX”). As a TSX-listed reporting issuer, the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. The Company’s filings can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Premier Royalty shareholders in the United States and abroad will be able to continue to trade the Common Shares on the TSX.

Please contact your broker or our Investor Relations department should you have any questions or concerns.

About Premier Royalty Inc.

Premier Royalty Inc. features a high quality cash-flowing royalty portfolio on several remarkable gold mines including:

  1.5% NSR on the new (Q4/2012) Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA

  1% NSR on the new (Q1/2012) Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
  1% NSR on the Buffelsfontein Mine operated by Village Main Reef in South Africa
  1% NSR on the Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
  1% NSR on the new (2010) Gualcamayo Mine operated by Yamana Gold in San Juan Province, Argentina
  1.5% NSR on the San Andres deposit in Honduras and the Sao Vicente and Sao Francisco Mines in Brazil, operated by Aura Minerals Inc.

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT:
Abraham Drost, P.Geo., President & CEO
Phone: 807-476-2401 Fax: 807-476-2409
email: info@premierroyalty.com
Web Site: www.premierroyalty.com
Nicole Marchand, Investor Relations
416-428-3533

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Royalty’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.